ROPES & GRAY LLP 800 Boylston Street Boston, MA 02199-3600 Jessica.Reece@ropesgray.com

August 11, 2017

Angela Mokodean

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-5490

Re:	Highland Floating Rate Opportunities Fund II

Initial Registration Statement on Form N-1A

File Nos. 333-219103 and 811-23268

Dear Ms. Mokodean:

On July 27, 2017, you provided comments on the registration statement on Form N-1A, filed on June 30, 2017 for Highland Floating Rate Opportunities Fund II (the “Fund”). We have reviewed your comments to the registration statement and provide our responses below. Please note that when a response to a comment made in one location is applicable to similar disclosure appearing elsewhere in the registration statement we will implement said response where applicable. All capitalized terms not otherwise defined in this letter have the meanings given to them in the registration statement.

GENERAL

1.	Comment: We note that substantial portions of the disclosure have been left blank. Please complete or update all missing information that is currently in brackets or missing in the registration statement. In particular, please provide a completed fee table for staff review prior to seeking effectiveness.

Response: The Fund confirms that all material information that is currently in brackets or missing in the registration statement, to include the fee table for the Fund, will be included in one or more future pre-effective amendments to the Fund’s registration statement (a “Pre-Effective Amendment”) for staff review prior to seeking effectiveness.

PROSPECTUS

Fees and Expenses of the Fund

2.	Comment: The Fee Table on page 1 includes footnote 3 (following the Annual Fund Operating Expenses line item) and footnote 4 (following the Total Annual Fund Operating Expenses line item). There is no text provided for these footnotes. Please clarify whether text will be provided for these footnotes or if the footnote numbers will be removed.

Response: The Fund confirms that it will provide text for both footnotes or otherwise remove references to them in a Pre-Effective Amendment.

3.	Comment: The Fee Table provides a line item for Other Expenses. Since the Fund is a new fund, please add a footnote to the Other Expenses line item stating that the figures are based on estimated amounts for the current year. See Instruction 6 to Item 3 of Form N-1A.

Response: The Fund confirms that the following footnote will be included in a Pre-Effective Amendment:

“Other expenses” are based on estimated amounts for the current fiscal year.

4.	Comment: The Fund notes that it may invest in securities issued by other investment companies, including exchange-traded funds. Please either: (i) add a subcaption to the Annual Fund Operating Expenses portion of the Fee Table for Acquired Fund Fees and Expenses and disclose the estimated fees and expenses that will be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds; or (ii) supplementally confirm that the fees and expenses the Fund expects to incur indirectly as a result of investment in shares of one or more acquired funds do not exceed 0.01% of the Fund’s average net assets. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Fund confirms that the fees and expenses the Fund expects to incur indirectly as a result of investment in shares of one or more acquired funds do not exceed 0.01% of the Fund’s average net assets.

Principal Investment Strategies

5.	Comment: The discussion of “Principal Investment Strategies” beginning on page 1 appears to exclude certain instrument types that are covered in discussions of the Fund’s principal risks on pages 2 through 7 and pages 16 through 30, including asset-backed securities, illiquid or restricted securities, payment-in-kind securities, and mortgage-backed securities. Please explain to us whether the Fund will invest in any of these instruments in connection with its principal investment strategies. If so, please provide appropriate disclosure. See Item 4(a) of Form N-1A.

Response: The Fund intends to invest in asset-backed securities as a principal investment strategy and will revise its disclosure to read as follows:

Floating rate investments may include, by way of example, floating rate debt securities, money market securities of all types, repurchase agreements with remaining maturities of no more than 60 days, collateralized loan obligations and asset-backed securities.

The Fund will remove references to illiquid and restricted securities and mortgage-backed securities and their associated risks from the Fund’s summary prospectus in response to Item 4 of Form N-1A as investments in these securities are not a principal investment strategies of the Fund, and the associated risks are not principal risks of the Fund.

6.	Comment: As part of its principal investment strategies, the Fund will invest in floating rate loans.

a. Please disclose in the prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs that may arise as a result of this lengthy settlement period.

b. Your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle, specifically that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemptions on time. Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risk disclosure to include these risks as principal risks of investing in the Fund.

Response: The Fund believes that the following excerpt from the “Liquidity Risk” section of the principal risks for the Fund, as revised, appropriately addresses the risks noted in comment 6(a) and (b):

“Because loan transactions often take longer to settle than transactions in other securities, the Fund may not receive the proceeds from the sale of a loan for a significant period of time. As a result, the Fund may maintain higher levels of cash and short-term investments than mutual funds that invest in securities with shorter settlement cycles, may enter into a line of credit to permit the Fund to finance redemptions pending settlement of the sale of portfolio securities, or may be required to sell portfolio securities when it would not otherwise chose to do so, each of which may adversely affect the Fund’s performance. No assurance can be given that these measures will provide the Fund with sufficient liquidity to pay redemption proceeds in a timely manner in the event of abnormally large redemptions.”

7.

Comment: A sentence on page 2 states: The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities. This sentence directly follows a paragraph discussing the Fund’s limit on borrowing of 33 1/3% of total assets. Consider moving the above-noted sentence prior to the paragraph on borrowing to avoid suggesting that the 33 1/3% limit on borrowing is not applied on a continual basis. See Section 18(f)(1) of the Investment Company Act (the “Act”). Note that a similar issue arises on page 16 of the prospectus and on page 28 of the SAI.

Response: The Fund will move the following statement, as revised, to precede the paragraph on borrowing in the Fund’s prospectus.

“Except as otherwise expressly noted in the Statement of Additional Information (“SAI”), all percentage limitations and ratings criteria apply at the time of purchase of securities.”

Principal Risks

8.	Comment: With respect to payment-in-kind (“PIK”) securities risk, please supplement the risk disclosure by including the following additional risks:

a. PIK securities may have unreliable valuations because the accruals require judgment about the collectability of deferred payments and the value of any associated collateral;

b. An election to defer PIK interest payments by adding them to the principal of such instruments increases the Fund’s gross assets, which increases the Adviser’s future base management fees; and

c. Even if conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon maturity.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to read as follows. Please note that the italicized indicates newly added text:

“Payment-in-Kind Securities Risk is the risk that the value of payment-in-kind securities (“PIKs”) held by the Fund may be more sensitive to fluctuations in interest rates than other securities. PIKs pay all or a portion of their interest or dividends in the form of additional securities. Federal tax law requires that the interest on PIK bonds be accrued as income to the Fund regardless of the fact that the Fund will not receive cash until such securities mature. Since the income must be distributed to shareholders, the Fund may be forced to liquidate other securities in order to make the required distribution. Additionally, the deferred nature of payments on PIKs creates specific risks. Interest payments deferred on a PIK are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan. Further, the interest rates on PIKs are generally higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments. The values of PIKs may be less reliable because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral. An election to defer PIK interest payments by adding them to principal increases the Fund’s net assets (as income is generally distributed at least annually) and, thus, may increase future management fees to the Adviser. The deferral of interest on a PIK increases its loan-to-value ratio, which is a measure of the riskiness of a loan. Even if conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon maturity.

More on Strategies, Risks and Disclosure of Portfolio Holdings

9.	Comment: Please disclose, in general terms, how the Fund’s Adviser decides which securities to buy and sell to implement the Fund’s investment objective. See Item 9(b)(2) of Form N-1A.

Response: The following disclosure will be added to the Fund’s principal investment strategies:

“In making investments for the Fund, the Fund’s Adviser will seek to purchase instruments that it believes are undervalued or will provide attractive floating rate income, while attempting to minimize losses.”

10.	Comment: Please supplementally explain whether the discussion of investment strategies and risks provided in response to Item 9 of Form N-1A is limited to the Fund’s principal investment strategies and investment risks. The summary of principal investment strategies and risks provided in the summary prospectus in response to Item 4 does not appear to include certain strategies and investment risks discussed in the response to Item 9, including: Illiquid Securities, Industry Concentration, Restricted Securities, Undervalued Stocks, Asset-Backed Securities Risk, Convertible Securities Risk, Distressed and Defaulted Securities Risk, Extension Risk, Focused Investment Risk, Industry Concentration Risk, Merger Arbitrage and Event-Driven Risk, Mortgage-Backed Securities Risk, Style Risk, Tax Risk, Technology Sector Risk, and Undervalued Stocks Risk. In addition, there is substantial overlap between the types of instruments, strategies, and risks discussed in the responses to Item 9 and Item 16 (with the response to Item 16 provided in a section entitled “Description of Non-Principal Investments and Risk Factors”).

a. To the extent non-principal investment strategies or risks are discussed in the response to Item 9, please clearly indicate which of the strategies and risks are principal and which are not principal. See IM Guidance Update No. 2014-08 (June 2014).

b. To the extent the above-listed investment strategies and risks are principal investment strategies and risks of the Fund, please ensure that they are appropriately summarized in the summary prospectus. See Items 4(a) and 4(b) of Form N-1A.

Response:

a.	The prospectus sections titled “Additional Information About Investment Strategies” and “Additional Information About Risks” are provided in response to Item 9 of Form N-1A. As the staff is aware, Item 9 of Form N-1A, unlike Item 4, is not subject to General Instruction B.3 which prohibits a Fund from including information that is not otherwise required for Items 2 through 8 of Form N-1A. Accordingly, the Fund has elected include within its Item 9 additional disclosure relating to the Fund’s investment strategies and risks that are not principal. The Fund confirms that the principal investment strategies and principal risks of the Fund are identified and summarized in response to Item 4 of Form N-1A. The disclosure provided in response to Item 9 provides additional information about those investment strategies and risks summarized in response to Item 4, as well as information relating to investment strategies and risks that are not principal. In response to your comments, the introduction to these two sections have been revised to read as follows:

Additional Information About Investment Strategies

The following is a description of investment practices in which the Fund may engage and includes additional information regarding the Fund’s investment strategies that are summarized in the “Principal Investment Strategies” for the Fund. Any investment strategy that is discussed below and not included in the “Principal Investment Strategies” for the Fund is not considered to be principal by the Fund. Any references to investments made by the Fund include those that may be made both directly by the Fund and indirectly by the Fund (e.g., through its investments in derivatives or other pooled investment vehicles). Except to the extent as otherwise provided in this Prospectus or SAI, the Fund may invest without limit in the securities, assets, instruments and transactions in which it is permitted to invest. Please refer to the “Principal Investment Strategies” for the Fund for additional information regarding the investment practices in which the Fund may engage. Please see “Additional Information About Risks” below for the risks associated with the Fund’s investment practices.

Additional Information About Risks

…

The following includes additional information regarding the Fund’s risks that are summarized in the “Principal Risks” for the

Fund. Factors that may affect the Fund’s portfolio as a whole are called “principal risks.” Any risks that are discussed below and not included in the “Principal Risks” for the Fund are not considered by the Fund to be principal risks. This summary describes the nature of principal risks and certain additional risks, but is not intended to include every potential risk. The Fund could be subject to additional risks because the types of investments it makes may change over time. The SAI, which is incorporated by reference into this Prospectus, includes more information about the Fund and its investments. The Fund is not intended to be a complete investment program.

b.	The Fund confirms that Asset-Backed Securities Risk, Convertible Securities Risk, and Undervalued Stocks Risk are principal risks of the Fund and will ensure that they are appropriately disclosed pursuant to Items 4(a) and 4(b) of Form N-1A. Further, the Fund notes that Illiquid and Restricted Securities Risk, Extension Risk, Portfolio Turnover Risk, Securities Lending Risk and Style Risk are not principal risks and will be disclosed under Additional Information About Risks.

The Fund will remove references to distressed and defaulted securities and industry concentration, and their associated risks from the Fund’s prospectus as these investment strategies are not principal investment strategies of the Fund and the associated risks are not principal risks of the Fund. Additionally the Fund will remove Focused Investment Risk, Merger Arbitrage and Event-Driven Risk, Mortgage-Backed Securities Risk, Tax Risk and Technology Sector Risk from the Fund’s prospectus as these risks are not principal risks of the Fund.

11.	Comment: Page 9 includes a section entitled “Commitments to Make Additional Payments.”

a. This section states, in part, “The Fund will not purchase interests in Senior Loans that…would cause the Fund to fail to meet the diversification requirements set forth under the heading ‘Investment Restrictions’ in the SAI.” The cited section of the SAI does not appear to include requirements on diversification, and the Fund otherwise describes itself as a non-diversified fund for purposes of the Act. The Fund does, however, disclose an intent to meet the diversification requirements applicable to regulated investment companies under the Internal Revenue Code of 1986 (the “Code”). Please revise the language on page 9 for accuracy by, for example, cross referencing the diversification requirements of the Code as discussed in the “Income Tax Considerations” section of the SAI beginning on page 54.

b. The Fund notes that it may segregate liquid senior loans to reserve against contingent obligations of the Fund to make additional loans pursuant to a loan agreement. Please supplementally explain the factors the Fund intends to use to classify a senior loan as liquid for these purposes.

Response:

a. The Fund confirms that it will revise the cross-reference so as to direct readers to the “Income Tax Considerations” section of the SAI.

b. In response to the Staff’s comment, the Fund has revised its disclosure to read as follows:

“The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash and/or liquid assets.”

12.	Comment: We note that the Fund invests in convertible securities. Please supplementally inform us whether the Fund intends to invest in contingent convertible securities (“CoCos”). If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them, along with appropriate risk disclosure.

Response: The Fund confirms that it does not intend to invest in CoCos.

13.	Comment: Under “Industry Concentration” on page 11, the Fund refers to primarily investing in securities issued by healthcare companies, as defined in the Prospectus. This discussion appears incomplete, and there is no other mention in the registration statement of potential investment concentrations in healthcare companies or a definition of healthcare companies. Please explain whether the Fund will concentrate its investments in any particular industry or group of industries, including the healthcare industry. If the Fund does intend to concentrate, as that term is defined for purposes of the Act, revise your fundamental policy on concentration in the SAI accordingly.

Response: The Fund does not intend to concentrate its investments in any particular industry or group of industries, including the health care industry. The Fund confirms that it will delete the “Industry Concentration” risk and any other inapplicable risks.

14.	Comment: On page 18, there is a paragraph describing risks associated with leveraged loans. This appears to be the only mention of leveraged loans in the registration statement. If the term “leveraged loans” is meant to be synonymous with “senior loans,” please make that fact clear in the prospectus. To the extent leveraged loans are not equivalent to senior loans, please provide additional prospectus disclosure regarding leveraged loans if the Fund may invest in leveraged loans in connection with its principal investment strategies, including a description of how the Fund defines leveraged loans (e.g., based on rating or other criteria).

Response: The Fund confirms that “leveraged loans” is meant to be synonymous with “senior loans” and will revise this reference accordingly in a Pre-Effective Amendment.

15.	Comment: The description of “Tax Risk” on page 30 states that uncertainty regarding U.S. income tax rules as applied to certain arbitrage transactions may cause the Highland Merger Arbitrage Fund to be exposed to unexpected tax liability. Please clarify whether this tax risk applies to the Fund.

Response: The Fund confirms that this disclosure is inapplicable to the Fund’s investment strategy and will revise its Registration Statement accordingly.

16.	Comment: The Fund lists “Technology Sector Risk” as a risk on page 30. Please explain to us why technology sector risk is a principal or non-principal risk of the Fund. To the extent the Fund anticipates concentrating its investments in the technology sector, please provide appropriate disclosure in the discussion of the Fund’s principal investment strategies.

Response: The Fund confirms that “Technology Sector Risk” is an inapplicable to the Fund and will remove reference to this risk in a Pre-Effective Amendment.

Management of the Fund

17.	Comment: Pages 30 to 31 state: “Neither this Prospectus, nor the related SAI, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please remove “that may not be waived” from this sentence or identify the rights an investor may be waiving.

Response: The Fund has made the requested revision

Shareowner Guide – How to Invest in Highland Floating Rate Opportunities Fund II

18.	Comment: When discussing redemptions in kind on page 39, consider disclosing additional detail regarding the Fund’s practices to redeem in kind, such as whether redemptions would be prorate slices of portfolio assets, individual securities, or representative securities baskets. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016), 81 FR 82142, 82225 (Nov. 18, 2016).

Response: The Fund believes the current disclosure regarding redemptions-in-kind complies with the current requirements of Form N-1A. The Fund notes that the compliance date for adoption of the policies and procedures for redemptions-in-kind under the referenced rulemaking is December 2018. The Fund confirms that it will consider whether additional disclosure may be appropriate in advance of the compliance date.

Appendix – Intermediary Sales Charge Discounts and Waivers

19.	Comment: The Appendix makes reference to Class T shares. Since the Highland Floating Rate Opportunities Fund II is not offering Class T shares, please remove references to Class T shares.

Response: The Fund notes that the Appendix was intended as a global disclosure for the Highland fund complex. The Fund confirms that the introduction to the Appendix includes “as applicable” to address references to share classes that may not be offered by the Fund but may be offered elsewhere in the Highland fund complex.

20.	Comment: Certain of the sales charge discounts and waivers described in the Appendix are based on an investor’s activity in a fund family. Please clarify the meaning of “fund family” with respect to the Highland Floating Rate Opportunities Fund II.

Response: The term “fund family” refers to those registered investment companies that are advised by the adviser or its affiliates and will revise the Appendix accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Description of Non-Principal Investments and Risk Factors

21.	Comment: In the “Options” section on page 14, the Fund discusses methods it will use to cover call and put options it purchases or sells. Please confirm that the Fund will be segregating “liquid” assets for these purposes.

Response: The Fund confirms.

22.	Comment: On pages 18 to 19, the Fund notes that it may purchase or sell credit default swaps (“CDS”). Please supplementally confirm that when the Fund is the protection seller in a physically settled or cash-settled CDS, it will segregate assets in an amount equal to the full, un-netted amount of the fund’s contractual obligation (i.e., the notional amount).

Response: The Fund confirms that when the Fund is the protection seller in a physically settled or cash-settled CDS, it will segregate assets in an amount equal to the full, un-netted amount of the fund’s contractual obligation.

23.	Comment: Consider whether the discussion of “Euro-Related Risk” on page 21 is subject to misinterpretation and may need further clarification. Specifically, consider whether the last paragraph of that discussion could inaccurately suggest that the U.K. was using the euro currency prior to the June 2016 referendum to leave the European Union.

Response: The Fund has revised the referenced disclosure in response to the Staff’s comment to state as follows:

“On June 23, 2016, the United Kingdom approved a referendum to leave the European Union. On March 29, 2017 the United Kingdom invoked Article 50 of the Lisbon Treaty which gives the United Kingdom and the European Union two years to agree to the terms of the United Kingdom’s exit. The United Kingdom is currently scheduled to leave the European Union on Friday March 29, 2019. While the United Kingdom is not a part of the euro currency system, significant uncertainty remains in the market regarding the ramifications of that development, and the range and potential implications of possible political, regulatory, economic and market outcomes are difficult to predict.”

24.	Comment: As discussed on page 23, the Fund may engage in short sales that are not “against the box.” Please supplementally confirm that when the Fund engages in short sales that are not against the box, the Fund will segregate liquid assets in an amount equal to the daily price of the shorted security less any non-proceeds margin pledged by the Fund to the broker-dealer or lender. See Robertson Stephens Investment Trust No-Action Letter (publicly available Aug. 24, 1995).

Response: The Fund confirms that if it engages in short selling that is not “against the box” it will maintain in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the current market value of the security sold short.

Investment Restrictions

25.	Comment: With respect to the Fund’s concentration policy, you note on page 26 that senior loans and loan participations will be considered investments in the industry of the underlying borrower, rather than that of any agent that administers the senior loan or the seller of the loan participation. In staff’s view, assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as the industry of the borrower. See Pilgrim Prime Rate Trust No-Action Letter (publicly available June 29, 1989). Please revise your approach or provide us with the legal basis for your approach.

Response: The Fund has added the following disclosure following the Fund’s fundamental investment restrictions:

For assets invested in senior loans and loan participations where the Fund does not assume a contractual lending relationship with the borrower, the Fund will treat both the financial intermediary and the ultimate borrower as issuers when applying the Fund’s industry concentration policy.

26.	Comment: The Expedited Settlement Agreement discussed on page 29 appears to be a material contract. Please file a copy of the agreement as an exhibit pursuant to Item 28(h) of Form N-1A or explain to us why it should not be considered a material contract.

Response: The Fund does not consider the Expedited Settlement Agreement (the “Agreement”) to be a material contract. In this regard, the Fund notes that payments by the Fund under the Agreement are expected to represent less than 0.01% of the Fund’s net assets, and that, as disclosed in the Prospectus, no assurance can be given that the Agreement will, in fact, provide the Fund with additional liquidity with respect to certain Fund investments. The Agreement is not intended to be the exclusive method for the settlement of such investments and is not essential to the operation of the Fund or the execution of its principal investment strategies.

Management of the Fund

27.	Comment: The Fund does not list a Chief Compliance Officer in the list of Officers. However, on page 32, the Fund states that the Board has appointed a Chief Compliance Officer. Please supplementally confirm that a Chief Compliance Officer will be added to the list of Officers.

Response: The Fund confirms.

Information Regarding Portfolio Managers

28.	Comment: Disclosure on page 41 explains that portfolio manager compensation may be based on the pre-tax relative performance of a portfolio manager’s underlying account, the pre-tax combined performance of the portfolio manager’s underlying accounts, and the pre-tax relative performance of the portfolio manager’s underlying accounts measured against other employees. Please supplementally explain whether the benchmark for each of the listed categories of performance-based compensation is the performance of other HCMFA employees. If not, please disclose the benchmark for each approach. See Item 20(b) of Form N-1A.

Response: The Fund has added the following disclosure under “Compensation Structure – HCMFA”

Portfolio managers are compensated generally based on their investment performance. The portfolio managers and other investment professionals are ranked based on the alpha generated by their portfolio versus their target index benchmark. Their investment performance is evaluated both versus a target index benchmark return and also compared to the returns of their peers at HCMFA and its affiliates. Other attributes which may be considered in the evaluation process are communication, teamwork, attitude and leadership. For the Fund, Mr. Poglitsch’s target indices are the Morningstar Bank Loan Fund Category and CS Leveraged Loan Index.

HCMFA is owned by Highland Capital Management Services, Inc., a Delaware corporation (“HCM Services”) and its general partner, Strand Advisors XVI, Inc., of which Mr. James Dondero is the sole stockholder. HCM Services is controlled by Mr. Dondero and Mr. Mark Okada by virtue of their respective share ownership. Mr. Okada does not receive compensation based upon investment performance of the Fund for which he serves as portfolio manager and instead shares in the profits of HCMFA.

29.	Comment: The section entitled “Conflicts of Interest – HCMFA” that begins on page 42 appears to substantially repeat the “Conflicts of Interest” section on page 39. Please consider revising to reduce repetition.

Response: The Fund confirms it will revise the sections accordingly.

Income Tax Considerations

30.	Comment: Page 62 states: “The Fund may invest directly or indirectly in residual interests in real estate mortgage investment conduits (‘REMICs’) (including by investing in residual interests in CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (‘TMPs’).” Neither REMICs nor TMPs appear to be mentioned elsewhere in the registration statement. To the extent the Fund will invest in REMICs or TMPs in connection with a principal investment strategy, please add related disclosure to the prospectus. If these instruments are connected to non-principal investment strategies, please add disclosure about these investment types to the response to Item 16 of Form N-1A in the SAI.

Response: The Fund has removed the referenced disclosure under “Tax Implications of Certain Fund Investments” and “Tax-Exempt Shareholders.”

PART C

Item 30. Indemnification

31.	Comment: Please explain the legal basis for the Trust indemnifying a person who serves at the Trust’s request as director, officer, or trustee of another organization in which the Trust has any interest (“covered person”) in connection with the defense or disposition of any proceeding in which such person may be involved by reason of his or her being or having been a covered person.

Response: The Fund is organized as an unincorporated business trust under the laws of The Commonwealth of Massachusetts pursuant to a Declaration of Trust. Article VIII, Section 1 of the Declaration of Trust expressly permits the indemnification of “persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise”. The Fund is not aware of any prohibition on such indemnification

Item 35. Undertakings

32.

Comment: You have responded to Item 35, “Undertakings,” as not applicable. Item 35 provides that, in initial registration statements filed under the Securities Act of 1933, a Fund must provide an undertaking to file an amendment to the registration statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons if the Fund intends to raise its initial capital under section 14(a)(3) of the Act. Please explain to us why you view Item 35 as inapplicable to the Fund.

Response: As discussed under “Financial Statements” within the Fund’s SAI, “The Fund hereby undertakes as a condition to the effectiveness of the registration of its securities under the Securities Act of 1933 and pursuant to Section 14(a)(3) of the 1940 Act that it will not accept any commitments to purchase shares unless and until it has firm agreements in place with not more than 25 responsible persons to purchase securities of the Fund for an aggregate net amount equal to at least $100,000 and (i) such aggregate amount will be paid to the Fund prior to accepting any commitments to purchase shares from persons in excess of 25 and (ii) any such amounts paid to the Fund, including any sales load, will be refunded in full to a shareholder upon demand in the event net proceeds received by the Fund do not result in the Fund having a net worth of at least $100,0000 within 90 days of the effectiveness of such registration.” The Fund confirms that such undertaking will also be included in response to Item 35 in a Pre-Effective Amendment.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or Jessica.Reece@ropesgray.com.

Very truly yours,

/s/ Jessica L. Reece
Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP